[Invitrogen Corporation Letterhead]

December 9, 2003

CONFIDENTIAL

BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850-3349

Attention:	John L. Coker
Senior Vice President, Finance and Administration,
Chief Financial Officer

Re: Amendment to Confidentiality Agreement

Dear Mr. Coker:

     We refer to the Confidentiality Agreement, dated August 30, 2002, between Bear, Stearns & Co. Inc., for itself and on behalf of BioReliance Corporation, and Invitrogen Corporation (the “Confidentiality Agreement”). Capitalized terms not defined herein have the meanings specified in the Confidentiality Agreement.

     In connection with the consideration by BioReliance and Invitrogen of a possible Transaction, Invitrogen is prepared to make available to BioReliance certain information concerning Invitrogen’s business, financial condition, operations, assets and liabilities. In connection therewith, the Confidentiality Agreement is hereby amended so that, in addition to the provisions set forth therein, the Confidentiality Agreement provides as follows:

     1. With respect to paragraphs 1, 2(a), 2(b), 2(c), 2(d), 2(e), 3 and 4, all references to BioReliance shall refer to Invitrogen, and all references to the Receiving Party shall refer to BioReliance, such that, with respect to all Evaluation Material concerning and provided by Invitrogen to BioReliance, Invitrogen will be bound by and comply with all of the covenants, obligations and provisions of the disclosing party, and BioReliance will be bound by and comply with all of the covenants, obligations and provisions of the Receiving Party under such paragraphs of the Confidentiality Agreement.

BioReliance Corporation
December 8, 2003

     2. Unless otherwise agreed to by Invitrogen in writing, all (i) requests by BioReliance for additional Evaluation Material from and concerning Invitrogen, (ii) requests for tours of Invitrogen facilities or meetings with Invitrogen management and (iii) discussions or questions regarding procedures for review of Invitrogen Evaluation Material, will be submitted or directed to UBS Investment Bank.

     This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the choice of law principles thereof. This letter agreement may not be assigned in whole or in part by either party without the prior written consent of the other party except in connection with a merger with, or acquisition of, the assigning party or like transaction involving such party. This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. In the event any court shall determine that any provision of this letter agreement is invalid, such determination shall not affect the validity of any other provisions of this letter agreement, which shall remain in full force and effect and shall be construed so as to be valid under applicable law.

INVITROGEN CORPORATION

		By:	/s/ JOHN A. COTTINGHAM

		Name: Title:	John A. Cottingham Vice President, General Counsel and Secretary

ACCEPTED AND AGREED AS OF THE DATE FIRST WRITTEN ABOVE:

BIORELIANCE CORPORATION

By:	/c/ WILLIAM C. COALE

Name: Title:	William C. Coale Director of Contracts